SOUTHWEST ROYALTIES, INC.
6 Desta Drive, Suite 6500
Midland, Texas  79705

January 17, 2012

Via EDGAR and FedEx

Ms. Julia Griffith

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:                               Southwest Royalties Institutional Income Fund VII-B, L.P.

Southwest Royalties Institutional Income Fund IX-B, L.P.

Southwest Royalties Institutional Income Fund X-B, L.P.

Southwest Oil & Gas Income Fund IX-A, L.P.

Southwest Oil & Gas Income Fund X-A, L.P.

Southwest Oil & Gas Income Fund X-B, L.P.

Schedules 13E-3

Filed November 2, 2011

File Nos. 005-46853, 005-80649, 005-79061, 005-80614, 005-82988, 005-83461

Preliminary Proxy Statements on Schedule 14A

Filed November 2, 2011

File Nos. 033-11576, 0-18398, 0-19601, 0-18397, 0-18996, 0-19585

Dear Ms. Griffith:

Set forth below are the responses of Southwest Royalties, Inc., a Delaware corporation (“SWR”), Clayton Williams Energy, Inc., a Delaware corporation and the sole stockholder of SWR (“CWEI”), and Southwest Royalties Institutional Income Fund VII-B, L.P., a Delaware limited partnership, Southwest Royalties Institutional Income Fund IX-B, L.P., a Delaware limited partnership, Southwest Royalties Institutional Income Fund X-B, L.P., a Delaware limited partnership, Southwest Oil & Gas Income Fund IX-A, L.P., a Delaware limited partnership, Southwest Oil & Gas Income Fund X-A, L.P., a Delaware limited partnership, and Southwest Oil & Gas Income Fund X-B, L.P., a Delaware limited partnership (collectively, the “Public Partnerships” and each, a “Public Partnership” and together with SWR and CWEI, the “Filing Persons”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above referenced-filings.

The Filing Persons are filing, via EDGAR, (1) Amendment No. 2 to each of the above-referenced Schedule 13E-3s (collectively, the “Schedule 13E-3s”) and (2) Definitive Proxy

Statements on Schedule 14A relating to the above-referenced Preliminary Proxy Statements on Schedule 14A (collectively, the “Proxy Statements”).  The Schedule 13E-3s and Proxy Statements contain changes to respond to the Staff’s comments to the above-referenced Schedule 13E-3s and Preliminary Proxy Statements in the comment letter dated November 21, 2011 addressed to Michael L. Pollard, Senior Vice President of SWR (the “Comment Letter”) and in telephone conferences between our legal counsel and representatives of the Staff subsequent to the date of the Comment Letter.  The Schedule 13E-3s and Proxy Statements also contain additional updating, clarifying, correcting and conforming changes.

The bold typeface, numbered paragraphs and headings below are taken from the Comment Letter.  The Filing Persons’ responses to each such comment follow in plain text.  The Filing Persons have incorporated changes in the Schedule 13E-3s and Proxy Statements in response to the Staff’s comments where applicable.  Except as otherwise noted herein, all references to page numbers in the responses below are to Amendment No.2 to the Schedule 13E-3 and Proxy Statement for Southwest Royalties Institutional Income Fund VII-B, L.P.  Marked copies of the Schedule 13E-3s and Proxy Statements are being separately delivered to you.

Schedule 13E-3, filed November 2, 2011

1.                                       We note your response to prior comment 2. Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those items included in the term’s definition in Item 503(d). To the extent the Company has any fixed charges not included in such definition, please provide the applicable disclosure.

RESPONSE:

The Public Partnerships have not had any fixed charges during the periods specified in Item 1010(a)(3) of Regulation M-A. Therefore, ratios of earnings to fixed charges cannot be calculated for the Public Partnerships in a manner consistent with Item 503(d) of Regulation S-K. Item 13 of each Schedule 13E-3s has been revised accordingly.

Schedule 14A, filed November 2, 2011
Special Factors, page 20

Background of the Merger, page 30

2.                                       We note your response to comment 13. Please expand your disclosure to explain in greater detail how the board was able to determine that the transaction was fair to the unaffiliated investors in the absence of a further solicitation of equity investors. Your statement that the board did not consider the value that could be obtained in an auction does not explain how the board determined that the price was fair in the absence of that information, and your response should provide greater detail concerning the board’s deliberations following the auction process. See Instruction 1 to Item 1013; avoid conclusory statements in your response.

RESPONSE:	The Proxy Statements have been revised in response to this comment. See pages 20 and 21 of the Proxy Statements.

3.                                       Your response to comment 14 does not provide unaffiliated investors with sufficient information. Please revise your disclosure to provide greater detail concerning the bidding process and the reasons that CWEI declined to solicit additional proposals.

RESPONSE:	The Proxy Statements have been revised in response to this comment. See pages 22 and 23 of the Proxy Statements.

Reasons for the Merger, page 28

4.                                       Revise your disclosure added in response to comment 18 (p. 31) to furnish the reasons that no other bidder could be expected to match or exceed the price offered by CWEI.

RESPONSE:	The Proxy Statements have been revised in response to this comment. See pages 29, 30 and 31 of the Proxy Statements.

Position of the Partnership Affiliates as to the Fairness of the Merger to the Investors, page 29

5.                                       Revise your disclosure in response to comment 20 to highlight the difference between the terms of the transaction (“the mergers require approval by the holders of at least a majority of the units held by non-affiliates and actually voted on the mergers”) and the language of Item 1014(c) of Regulation M-A, which requires you to disclose “whether or not the transaction is structured so that approval of at least a majority of unaffiliated security holders is required.” Please highlight in your disclosure that the transaction does not provide this safeguard.”

RESPONSE:	The Proxy Statements have been revised in response to this comment. See pages 33 and 34 of the Proxy Statements.

6.                                       Your response to comment 20 regarding the partnership affiliates appears to have confused clause (iii) (net book value) with clause (iv) (going concern value) of Instruction 2 to Item 1014 of Regulation M-A. The disclosure regarding the partnership affiliates’ fairness determination also does not appear to address clause (vi). Please revise the disclosure to discuss these factors in reasonable detail or disclose why the factors were not deemed material or relevant.

RESPONSE:	The Proxy Statements have been revised in response to this comment. See page 35 of the Proxy Statements.

7.                                       We note your response regarding the Board adopting the analysis and discussion of sections located outside the Special Factors section of the document. This does not appear consistent with the requirements of Exchange Act Rule 13e-3(e)(1)(ii) that such information be prominently disclosed in the Special Factors section. Please revise.

RESPONSE:	The Proxy Statements have been revised in response to this comment. See pages 36 through 38 of the Proxy Statements.

8.                                       We re-issue comment 26. Please provide a full discussion of the assumptions and probabilities that ECS used in its analysis, and explain how they were determined.

RESPONSE:	The Proxy Statements have been revised in response to this comment. See pages 40, 42 and 43 of the Proxy Statements.

Net Asset Value Analysis, page 40

9.                                       Revise your disclosure in response to comment 28 to further clarify the “[a]djustments [that] were made to the benchmarks based on the historical relationship between the benchmarks and the partnership’s realized prices.”

RESPONSE:	The Proxy Statements have been revised in response to this comment. See page 42 of the Proxy Statements.

10.                                 We re-issue comment 29. It is not sufficient to state that ECS exercised its “professional judgment” in selecting the discount rates. Please revise the disclosure on page 40 to indicate how ECS arrived at the rates of 12.5% to 60% used to discount the present value of the future net cash flows and specify which rates were applied to the four price scenarios. Also, if they exist, disclose the industry average for these rates.

RESPONSE:	The Proxy Statements have been revised in response to this comment. See pages 42, 43, 46 and 47 of the Proxy Statements.

Estimated fair value of oil and gas reserves, page 50

11.                                 Revise your disclosure to incorporate the information you sent to us in your response to comments 32 and 33, in order to provide investors with an understanding of the basis for calculating the benchmark prices and the operating costs.

RESPONSE:	The Proxy Statements have been revised in response to this comment. See pages 55 and 56 of the Proxy Statements.

Respectfully submitted,

January 17, 2012		SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND VII-B, L.P.
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND IX-B, L.P.
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND X-B, L.P.
SOUTHWEST OIL & GAS INCOME FUND IX-A, L.P.
SOUTHWEST OIL & GAS INCOME FUND X-A, L.P.
SOUTHWEST OIL & GAS INCOME FUND X-B, L.P.

		By:	Southwest Royalties, Inc.
		Title:	General Partner

		By:	/S/ MICHAEL L. POLLARD
		Name:	Michael L. Pollard
		Title:	Senior Vice President

January 17, 2012		SOUTHWEST ROYALTIES, INC.

		By:	/S/ MICHAEL L. POLLARD
		Name:	Michael L. Pollard
		Title:	Senior Vice President

January 17, 2012		CLAYTON WILLIAMS ENERGY, INC.

		By:	/S/ MICHAEL L. POLLARD
		Name:	Michael L. Pollard
		Title:	Senior Vice President and
Chief Financial Officer

cc:	William R. Volk, Vinson & Elkins L.L.P.
Milam F. Newby, Vinson & Elkins L.L.P.